UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               KEYSPAN CORPORATION
                               -------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    57061V07
                                    ---------
                                 (CUSIP Number)

            Norris Nissim, Esq.            Valerie E. Radwaner, Esq.
           John A. Levin & Co.,              Paul, Weiss, Rifkind,
                   Inc.                       Wharton & Garrison
           One Rockefeller Plaza          1285 Avenue of the Americas
            New York, New York             New York, New York 10019-
                   10020                             6064
              (212) 332-8400                    (212) 373-3000
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  April 1, 1999
                                  -------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                           Exhibit Index is at Page 6

CUSIP NO. 57061V107

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John A. Levin & Co., Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                     7        SOLE VOTING POWER

                                              606,468 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  4,214,935 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              606,468 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              6,299,222 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,909,690 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%

14       TYPE OF REPORTING PERSON

         IA

CUSIP NO. 57061V107

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baker, Fentress & Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                     7        SOLE VOTING POWER

                                              606,468 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  4,214,935 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              606,468 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              6,299,222 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,909,690 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%

14       TYPE OF REPORTING PERSON

         IV

                               Amendment No. 1 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock (the "Common Stock") of KeySpan Corporation ("KeySpan") (f/k/a MarketSpan Corporation). The principal executive offices of KeySpan are located at One Metrotech Center, Brooklyn, New York 11201-3850.

Item 5.  Interest in Securities of Issuer

The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this
Schedule 13D are hereby incorporated by reference in response to this Item 5.

The trading dates, number of shares of Common Stock purchased and average price per share for all transactions in the Common Stock by John A. Levin & Co., Inc. ("Levco") during the past 60 days are set forth on Exhibit 99.1 hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange.

The shares of Common Stock held by Levco are held for the benefit of its investment advisory clients, including Baker, Fentress & Company ("BKF"). Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such person has any of the foregoing rights with respect to more than 5% of the Common Stock.

Effective April 1, 1999, Levco ceased managing an account which held 641,248 shares of Common Stock.

As of April 1, 1999, Levco and BKF ceased to be the beneficial owners of more than 5% of the Common Stock.

Item 7.  Exhibits

The following are filed herewith as exhibits to this Schedule 13D:

         99.1     Table of Transactions in Common Stock by Levco.

                                    SIGNATURE


         After reasonable inquiry and to their best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2000

                                            JOHN A. LEVIN & CO., INC.

                                            By: /s/ Norris Nissim
                                            ---------------------
                                            Norris Nissim
                                            Vice President and General Counsel


                                            BAKER, FENTRESS & COMPANY

                                            By: /s/ Norris Nissim
                                            ---------------------
                                            Norris Nissim
                                            Vice President and General Counsel

                                INDEX TO EXHIBITS

         Exhibit No.          Description
         -----------          -----------
         99.1                 Table of Transactions in Common Stock by Levco.

                                        6